Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-49966

Pricing Supplement No. 4 dated December 7, 2001
(To Prospectus Supplement dated March 22, 2001 and Prospectus dated December 7, 2000)

CENTEX CORPORATION

Senior Medium-Term Notes, Series E
Floating Rate Notes

Principal Amount:	$25,000,000

CUSIP No.:	15231EBH0

Type:	Regular Floating Rate

Interest Rate Basis:	3 month LIBOR

Designated LIBOR Page:	Telerate 3750

Initial Interest Rate:	4.03125%

Original Issue Date:	December 12, 2001

Stated Maturity:	December 1, 2006

Price to Public (Issue Price per $1,000 Principal Amount):	99.99397%

Agent’s Discount or Commission:	$125,000

Net Proceeds to Centex:	$24,887,489.90

Spread:	+205 Basis Points

Interest Rate Reset Period:	Quarterly

Interest Determination Dates:	Two London Business Days prior to each Interest Reset Date

Interest Payment and Reset Dates:	March 1, June 1, September 1, December 1 (commencing March 1, 2002)

     This Pricing Supplement relates to the original issuance and sale by Centex Corporation of the $25,000,000 Senior Medium-Term Notes, Series E (the “Notes”), described herein through Banc of America Securities LLC, as agent. It is expected that delivery of the Notes will be made against payment therefor on or about December 12, 2001. The Notes have the same terms as the Senior Medium-Term Notes, Series E that were delivered on or about December 7, 2001. The net proceeds received by Centex Corporation include accrued interest in the aggregate amount of $13,997.40.

     We may issue Senior Medium-Term Notes, Series E, and Subordinated Medium-Term Notes, Series E, under Registration Statement No. 333-49966 in a principal amount of up to $500,000,000 in gross proceeds and, to date, including this offering, an aggregate of $192,000,000 has been issued.